3/11/03

03012155

SE... COMMISSION ...20549

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SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Danske Markets Inc. (formerly Danske Securities (US), Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 14th Floor

(No. and Street)

New York,	New York	10171-1499
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin J. Mack (212) 984-8472

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 20 2003

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Kevin J. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc. (formerly Danske Securities (US), Inc.), as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

SARA J. FEUERSTEIN
Notary Public, State of New York
No. 01FE5019660
Qualified in Queens County
Commission Expires Oct. 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

DANSKE MARKETS INC.
(FORMERLY DANSKE SECURITIES (US), INC.)
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2002

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Danske Markets Inc. (formerly Danske Securities (US), Inc.)
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

We have audited the accompanying statement of financial condition of Danske Markets Inc. (formerly Danske Securities (US), Inc.) (A Wholly Owned Subsidiary of Danske Bank A/S, Denmark) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 11, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Danske Markets Inc. (formerly Danske Securities (US), Inc.)
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$2,488,341
Accounts receivable	100,341
Other assets	21,996
Total assets	$2,610,678

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to affiliate	$ 43,667
Accrued expenses	70,500
Taxes payable	231,881
Total liabilities	346,048
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized; 10 issued and outstanding	-
Additional paid-in capital	2,000,000
Retained earnings	264,630
Total stockholder's equity	2,264,630
Total liabilities and stockholder's equity	$2,610,678

The accompanying notes are an integral part of this statement.

Danske Markets Inc. (formerly Danske Securities (US), Inc.)
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2002

NOTE A - GENERAL BUSINESS

Danske Markets Inc. (formerly Danske Securities (US), Inc.), (the "Company") was incorporated in Delaware on February 12, 2001 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 ("Act") and is a nonclearing member of the National Association of Securities Dealers, Inc. The Company's primary business activities include merger and acquisition advisory services, securities underwriting, acting as an adviser, agent, broker or riskless principal in purchase or sale of securities of a company and acting as a "chaperone" under Rule 15a-6 of the Act for its ultimate parent, Danske Bank, Denmark. The Company is a wholly-owned subsidiary of Danske Bank A/S, a Denmark entity ("Parent"). The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k (2)(ii) of the rule.

The Company receives significant support from its affiliate. The affiliated company, Danske Bank New York Branch ("Affiliate"), provides back office functions for the Company under an Intergroup Service Agreement. (See Note C.)

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company's affiliate, and may not necessarily be indicative of the financial condition or the results of operation that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   The Company considers its money market investments and time deposits with an original maturity of three months or less to be cash equivalents.

2. *Fair Value*

   Statement of Financial Accounting Standards No. 107, " Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair value of their financial instruments. At December 31, 2002, the fair values of all of the Company's assets and liabilities are not materially different from their respective book values due to their short-term nature.

NOTE B (continued)

3. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTIES

During the normal course of business, the Company engages in significant transactions with affiliated companies. Effective November 1, 2001, under the Intergroup Service Agreement, the Affiliate has agreed to provide intergroup transactions at cost. Intergroup transactions consist of providing bank accounts, premises, office machines, advertising and marketing, internal auditing, insurance and other administrative-related expenses. As compensation for its services, the Affiliate receives a fixed fee of $42,500. The agreement is for an initial term of one year and renewed annually thereafter. At December 31, 2002, expense reimbursement to the affiliated entity amounted to $43,667.

On March 22, 2002 (effective January 1, 2002), the Company entered into a 24-month, 15a-6 Agreement (the "Agreement") with Danske Securities AB (the " Original Parent") and has agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, and will facilitate access to, and execution of securities transactions with institutional investors, as defined in Rule 15a-6(b) of the Act. In addition, the Company will provide certain research and marketing services in conformity with the requirements of Rule 15a-6. As compensation for its services, the Company received a monthly fee of $45,000 from the Original Parent. The Agreement was terminated in December 2002.

The Company had a short-term loan from Danske Bank, New York Branch (the "Bank") in the form of subordinated borrowings to meet certain capital requirements of an underwriting deal in which the Company had participated. The borrowings and the subsequent repayment were approved by NASD. At December 31, 2002, there were no outstanding subordinated borrowings from the Bank.

On January 24, 2003, the Company entered into a three-year $10 million revolving subordinated loan agreement with Danske Bank, Cayman Islands Branch, which matures on February 10, 2006, subject to NASD approval. The purpose of the revolving credit arrangement is to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions.

NOTE D - CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com